FILE NO. 82.4524

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन
मादाम कामा
मुंबई 400 021

शेअर एवं बाण्ड विभाग,
य,
र्ग,

Shares & Bonds Department,
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फेक्स/फॅक्स/Fax : 91-22-285 5348

02055142

SUPPL

02 OCT -2 AM 10:12

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

CO/S&B/VR/2002/ 3233 September 11, 2002

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT : NOTICE FOR RESULT OF ELECTION FOR TWO SHAREHOLDER DIRECTORS CONDUCTED AT THE GENERAL MEETING OF SHAREHOLDERS OF THE BANK HELD AT MUMBAI ON THE 9TH SEPTEMBER, 2002

We enclose for your information a copy of our letter No.CO/S&B/VR/2002/3200 dated the September 11, 2002 addressed to Bombay Stock Exchange.

2. Kindly acknowledge receipt of this communication on the duplicate of this letter in due course.

PROCESSED
OCT 09 2002
THOMSON FINANCIAL

P

Yours faithfully,

(Arun Kumar)
General Manager
(Shares & Bonds)

Encl. : a/a.

dlw 10/3

FILE NO. 32.4524

The Executive Director,
Stock Exchange, Mumbai,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001.

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बाण्ड विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department,
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फेक्स/फॅक्स/Fax : 91-22-285 5348

CO/S&B/VR/2002/ 3200

September 11, 2002

Dear Sir,

LISTING AGREEMENT : NOTICE FOR RESULT OF ELECTION FOR TWO SHAREHOLDER DIRECTORS CONDUCTED AT THE GENERAL MEETING OF SHAREHOLDERS OF THE BANK HELD AT MUMBAI ON THE 9THE SEPTEMBER, 2002

In terms of Clause 30(a) of the Listing Agreement, we advise that Shri Prithvi Raj Khanna and Shri Suman Kumar Bery have been duly declared elected as Directors under Section 19(c) of the State Bank of India Act, 1955, on the Bank's Central Board at the General Meeting of the shareholders of the Bank held at Nehru Centre, Dr.Annie Besant Road, Worli, Mumbai – 400 018 (Maharashtra), on Monday, the 9th September, 2002.

2. In this connection, in terms of clause 31(c) of the listing agreement, we enclose three copies of the Notice dated the 9th September, 2002 issued by the Managing Director&GE(CB).

3. Kindly acknowledge receipt.

Yours faithfully,

General Manager
(Shares & Bonds)

हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.

FILE NO. 82.4524

STATE BANK OF INDIA

NOTICE

With reference to the Notice dated the 26th August, 2002 containing the names and addresses of the validly nominated candidates contesting for the election for the two vacancies of Directors on the Central Board under Section 19 (c) of the State Bank of India Act, notice is hereby given that the following candidates have been duly declared elected as Directors on the Bank's Central Board in the election held at the General Meeting of the Shareholders of the Bank on the 9th September, 2002 at Nehru Centre, Dr.Annie Besant Road, Worli, Mumbai-400018 (Maharashtra)

1. Shri Prithvi Raj Khanna,
   70, Sunder Nagar,
   New Delhi – 110 003

2. Shri Suman Kumar Bery,
   N-42, Panchshila Park
   New Delhi – 110 017

(A.K.BATRA)
MANAGING DIRECTOR & GE(CB)

Central Office,
Madame Cama Road,
Mumbai - 400 021.
Dated : 9th September, 2002

भारतीय स्टेट बैंक

सूचना

भारतीय स्टेट बैंक अधिनियम की धारा 19 (ग) के अंतर्गत केन्द्रीय बोर्ड में निदेशकों के दो रिक्त स्थानों के लिए चुनाव लड़ने वाले वैध रुप से नामित उम्मीदवारों के नाम एवं पते सूचित करने वाली, दिनांक 26 अगस्त 2002 को जारी सूचना के संदर्भ में, एतद् द्वारा सूचित किया जाता है कि दिनांक 9 सितम्बर 2002 को नेहरु सेंटर, डॉ. ऐनी बेसेंटरोड, वरली, मुंबई - 400 018 (महाराष्ट्र), में बैंक के शेयरधारकों की महा सभा में हुए चुनाव में निम्नलिखित उम्मीदवारों को बैंक के केन्द्रीय बोर्ड में निदेशकों के रुप में विधिवत् निर्वाचित घोषित किया गया है.

1. श्री पृथ्वीराज खन्ना
   70, सुंदर नगर
   नई दिल्ली 110 003

2. श्री सुमन कुमार बेरी
   एन - 42, पंचशील पार्क
   नई दिल्ली - 110 017

केन्द्रीय कार्यालय,
मुंबई - 400 021
9 सितम्बर, 2002

(ए. के. बत्रा)
प्रबंध निदेशक एवं
समूह कार्यपालक
(कारपोरेट बैंकिंग)

SBI CORPORATE CENTRE, MUMBAI
SHARES & BONDS